Exhibit 99.1

Hexindai Reports Unaudited First Quarter of Fiscal Year 2020 Financial Results

BEIJING, CHINA, September 18, 2019 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its unaudited financial results for the quarter ended June 30, 2019.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

First Quarter of Fiscal Year 2020 Operational Highlights

•                      Total loan volume facilitated (1) was US$ 28.2 million (RMB192.3 million) during the first quarter of fiscal year 2020, a decrease of  93.5% from the first quarter of fiscal year 2019.

•                      Gross billing amount (net of VAT)(2) was US$4.7 million during the first quarter of fiscal year 2020, a decrease of 90.7% from the first quarter of fiscal year 2019.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 16.7% during the first quarter of fiscal year 2020, an increase from 11.7% during the first quarter of fiscal year 2019.

•                      Number of borrowers (4) was 18,546 during the first quarter of fiscal year 2020, a decrease of  36.0% from the first quarter of fiscal year 2019.

•                      Number of investors (5) was 9,534 during the first quarter of fiscal year 2020, a decrease of 85.9% from the first quarter of fiscal year 2019.

First Quarter of Fiscal Year 2020 Unaudited Financial Highlights

•                      Net revenue was US$4.9 million during the first quarter of fiscal year 2020, a decrease of 90.5% from the first quarter of fiscal year 2019.

•                      Operating costs and expenses were US$12.6 million during the first quarter of fiscal year 2020, a decrease of 18.9% from the first quarter of fiscal year 2019.

•                      Net loss was US$7.2 million during the first quarter of fiscal year 2020, compared to net income of US$29.7 million in first quarter of fiscal year 2019.

•                      Basic loss per ordinary shares in the first quarter of fiscal year 2020 was US$0.15, compared to basic earnings per ordinary shares (“EPS”) of  US$0.62 in first quarter of fiscal year 2019.

(1) Total loan volume facilitated is defined as the total principal amount of  loans facilitated on our marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018.

(2) “Gross billing amount” is defined as the sum of (i) the aggregated loan facilitation fees charged to borrowers before cash incentives, and (ii) the recommendation service fees received from financial partners during the relevant period, net of value added tax. It differs from the revenue recognized at the time of recognition. For traditional individual credit loan transactions, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue. For individual credit loans launched in the third quarter of the fiscal year ended March 31, 2018, as the service fees are charged each period, the gross billing amount equals the gross accumulative loan facilitation service revenue recognized over the estimated term of the credit loan. For recommendation services, the gross billing amount equals the recommendation service fees.

(3) “Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented as a percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our online marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018.

(5) Refers to individual investors who made loan investments on our online marketplace during the relevant period.

•                      Diluted loss per ordinary shares in the first quarter of fiscal year 2020 was US$0.15, compared to diluted EPS of US$0.56 in first quarter of fiscal year 2019.

•                      Adjusted net loss attributable to Hexindai Inc.’s shareholders (Non-GAAP) in the first quarter of fiscal year 2020 was US$7.0 million, compared to adjusted net income attributable to Hexindai Inc.’s shareholders (Non-GAAP) of US$29.9 million in the first quarter of fiscal year 2019.

•                      Adjusted EBIT (Non-GAAP) in the first quarter of fiscal year 2020 was (US$5.8) million, compared to US$36.6 million in the first quarter of fiscal year 2019.

Through Hexindai’s platform, the total loan volume facilitated was approximately US$3.1 billion (RMB20.7 billion) from the inception of its business in March 2014 through June 30, 2019.

Mr. Xiaobo An, Founder, Chairman and Chief Executive Office of Hexindai, commented: “The first quarter of fiscal year 2020 marked the beginning of a transition period for us as an uncertain regulatory environment continues to hang over the P2P industry. Facing a challenging market, we began strategically repositioning our business during the quarter by developing a loan assistance business alongside our P2P business. This will further diversify revenue streams and ensure growth of our overall business going forward, regardless of what regulatory environment finally emerges for the P2P industry. We already have the key capabilities needed to efficiently run this new business with our extensive experience in borrower acquisition, solid risk management capabilities, and strong operational capabilities. We are very pleased with the initial results from this new business. Loan volume funded by institutional partners during the quarter accounted for approximately 20% of total loans facilitated during the quarter.”

“This loan assistance business will cater to the growing demand from our partner institutions for loans that are short-term and in small amounts, which closely matches the profile of the high-quality microfinancing loans we facilitate. We spent the past several months carefully customizing and fine-tuning our risk management system using the enormous amounts of data generated by our legacy P2P products to ensure it continues to be highly-effective at assessing borrowers for our microfinancing loan products. While the ramp-up period for our new loan assistance business was not quick enough to offset the decline of our P2P business, which continues to be negatively impacted by a challenging industry environment, net revenue has begun to gradually recover, increasing sequentially by 18.6%. I am pleased with the progress we’ve made during the quarter while we make the transition of our business and am fully confident that this will allow us to create value for our users and shareholders and position us to generate long-term sustainable growth.”

First Quarter of Fiscal Year 2020 Unaudited Financial Results

Net revenue

Net revenue during the first quarter of fiscal year 2020 was US$4.9 million, a decrease of 90.5% compared to US$51.7 million during the same quarter of fiscal year 2019. The decrease was primarily due to the significant decrease in the volume of credit loans facilitated through Hexindai’s marketplace, which decreased from US$0.5 billion (RMB2.9 billion) in the first quarter of fiscal year 2019 to US$28.2 million (RMB0.2 billion) in the same quarter of fiscal year 2020. The decrease in the volume of credit loans facilitated through the Company’s marketplace was primarily due to (i) the reduction in the amount of investment available for credit loans resulting from tightened industry regulation causing the suspension or shut down of some peers, which negatively impacted investors’ sentiment and confidence across the industry, and (ii) the decline in the number of borrowers due to the Company’s application of stricter internal control, including credit background investigations with heightened diligence and cooperation with third-party credit reporting agencies to further develop the Company’s credit check system. Since the Company derives its revenue mainly from charging service fees from borrowers after successful facilitation of loans, the decline in both the amount of investment and the number of borrowers resulted in the decrease in revenue in the first quarter of fiscal year 2020.

Operating costs and expenses

Total operating expenses during the first quarter of fiscal year 2020 were US$12.6 million, a decrease of 18.9% from US$15.6 million in the same quarter of last fiscal year. The decrease was primarily due to a decrease in sales and marketing expenses.

Service and development expenses

Service and development expenses during the first quarter of fiscal year 2020 were US$1.9 million, an increase of 42.3% from US$1.4 million during the same quarter of last fiscal year. The increase was mainly due to an increase in employee expenses.

Sales and marketing expenses

Sales and marketing expenses during the first quarter of fiscal year 2020 were US$7.5 million, a decrease of 35.5% from US$11.7 million during the same quarter of last fiscal year. The decrease was primarily due to a decrease in advertising expenses.

General and administrative expenses

General and administrative expenses during the first quarter of fiscal year 2020 were US$2.3 million, remained stable when compared to the same period of last fiscal year.

Finance cost

Finance cost during the first quarter of fiscal year 2020 were US$0.6 million, compared to nil during the same period of last fiscal year. The increase was mainly due to the interests expenses for senior notes.

Share-based compensation

Share-based compensation during the first quarter of fiscal year 2020 was US$0.2 million, remained stable when compared to the same period of last fiscal year.

Net (loss) income

As a result of the foregoing, the net loss was US$7.2 million during the first quarter of fiscal year 2020, compared to net income of US$29.7 million in first quarter of fiscal year 2019.

Net (loss) income attributable to Hexindai Inc.’s shareholders and (loss) earnings per ordinary shares

Net loss attributable to the Company’s shareholders was US$7.2 million during the first quarter of fiscal year 2020, compared to net income attributable to the Company’s shareholders of US$29.7 million in the same period of fiscal year 2019. Accordingly, basic loss per ordinary shares in the first quarter of fiscal year 2020 was US$0.15, compared to basic EPS of US$0.62 in the same period of fiscal year 2019. Diluted loss per ordinary shares in the first quarter of fiscal year 2020 was US$0.15, compared to diluted EPS of US$0.56 in the same period of fiscal year 2019.

Adjusted net (loss) income attributable to Hexindai Inc.’s shareholders and adjusted (loss) earnings per ordinary shares

Adjusted net loss attributable to the Company’s shareholders, which excluded share-based compensation expenses, was US$7.0 million in the first quarter of fiscal year 2020, compared to adjusted net income attributable to the Company’s shareholders of US$29.9 million in the same period of fiscal year 2019. Accordingly, the adjusted basic loss per ordinary shares was US$0.14 in the first quarter of fiscal year 2020, compared to the adjusted basic EPS of US$0.62 in the same period of fiscal year 2019. The adjusted diluted loss per ordinary shares was US$0.14 in the first quarter of fiscal year 2020, compared to the adjusted diluted EPS of US$0.56 in the same period of fiscal year 2019.

Cash and Cash Flow

As of June 30, 2019, the Company had cash and cash equivalents of US$25.9 million. Net cash used in operating activities for the first quarter of fiscal year 2020 was US$9.4 million, compared to net cash provided by operating activities of US$23.4 million in the same quarter of last fiscal year. The decrease in operating cash flow was mainly due to decreased net income during the three months ended June 30, 2019. Net cash used in investing activities for the first quarter of fiscal year 2020 was US$19.4 million, compared to US$2.5 million in the same quarter of last fiscal year. The increase in investing cash flow was due to the payment of long-term investment and increased investment in loan principal. Net cash used in financing activities for the first quarter of fiscal year 2020 was US$2.5 million, compared to net cash provided by financing activities of US$0.5 million in the same quarter of last fiscal year. The decrease in financing activities was mainly due to ordinary shares repurchase.

Use of Non-GAAP Financial Measures

We used adjusted net (loss) income, adjusted (loss) earnings per ordinary shares and adjusted EBIT, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. “Adjusted net (loss) income” is net (loss) income before share-based compensation expenses. “Adjusted EBIT” is earnings before interest, income taxes and share-based compensation. We believed that the adjusted net (loss) income, adjusted (loss) earnings per ordinary shares and adjusted EBIT provided useful information about our operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP measures were not defined under US GAAP and was not presented in accordance with US GAAP. These non-GAAP financial measures had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income(loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with  US GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable US GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP measures” set forth at the end of this press release.

Exchange Rate Information

Our business was conducted in China, and our financial records were maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was first prepared in RMB and then was translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income(loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Recent Developments

In July 2019, Hexindai announced it will further diversify its business by launching a new e-commerce installment financing service “Hexin Installments”. Hexindai plans to cooperate with institutional funding partners to provide installment financing for consumers through this service. The Company will attract and acquire users leveraging its effective online acquisition channels. Hexindai’s powerful risk management system and technological infrastructure will create a solid foundation for the new platform to grow.

In August 2019, Hexindai-backed Indonesian online lending platform, Musketeer Group Inc. (“Musketeer”), completed registration for its P2P lending platform with the Indonesian Financial Services Authority (OJK). Only a limited number of qualified online lenders in Indonesia have been able to register with the OJK.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Wednesday, September 18, 2019 (8:00 p.m. Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5090
U.S. Toll Free	+1 866-519-4004
Mainland China	4006-208038
Hong Kong Toll Free	8009-06601
Passcode: HX

A telephone replay of the call will be available two hours after the conclusion of the conference call through 9:59 p.m. Beijing/Hong Kong Time, September 26, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299
U.S. Toll Free	+1 855-452-5696
Passcode: 1727727

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through loan assistance and online marketplace. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow it to maintain high customer satisfaction, enhance user stickiness, and drive growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Investor Relations

Tel: +86-10-5357 9038

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

HEXINDAI INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	March 31,
	2019	2019
	USD	USD
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	25,881,578	57,372,128
Accounts receivable and contract assets	739,509	418,639
Loans receivable-current, net of provision for loan losses	29,026,113	36,554,913
Interest receivable	3,546	—
Prepayments and other assets	2,871,612	3,334,965
TOTAL CURRENT ASSETS	58,522,358	97,680,645
Loans receivable-non-current, net of provision for loan losses	50,468,578	39,810,461
Long term investments	30,789,836	30,789,836
Property, equipment and software, net	1,296,624	1,253,723
Right-of-use assets	2,098,299	—
Deferred tax assets	3,614,605	3,721,177
TOTAL ASSETS	146,790,300	173,255,842

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Interests payable	600,000	—
Accrued expenses and other current liabilities	1,764,760	2,791,099
Consideration payable	—	14,289,371
Deferred revenue-current	148,205	110,726
Lease liabilities-current	1,567,780	—
Taxes payable	7,416,533	9,371,530
TOTAL CURRENT LIABILITIES	11,497,278	26,562,726
Note payable	20,000,000	20,000,000
Lease liabilities-non-current	535,930	—
Deferred revenue-non-current	193,459	189,958
TOTAL LIABILITIES	32,226,667	46,752,684

SHAREHOLDERS’ EQUITY:
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized, 49,847,350 and 49,625,303 shares issued as of June 30, 2019 and March 31, 2019; 48,681,467 and 49,204,083 shares outstanding as of June 30, 2019 and March 31, 2019, respectively)	4,985	4,963
Additional paid-in capital	60,196,828	59,806,865
Treasury stock (1,165,883 and 421,220 shares as of June 30,2019 and March 31, 2019, respectively)	(3,988,370)	(1,320,468)
Retained earnings	62,608,345	69,768,756
Accumulated other comprehensive loss	(4,258,155)	(1,756,958)
TOTAL SHAREHOLDERS’ EQUITY	114,563,633	126,503,158
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	146,790,300	173,255,842

HEXINDAI INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended June 30,
	2019	2018
	USD	USD
REVENUE
Loan facilitation, post-origination and other service	3,694,104	51,447,278
Interest income	1,341,547	749,727
Tax and surcharges	(117,117)	(545,508)
NET REVENUE	4,918,534	51,651,497

OPERATING COSTS AND EXPENSES
Service and development	1,941,517	1,364,568
Sales and marketing	7,524,148	11,665,104
General and administrative	2,331,413	2,313,793
Finance cost	629,913	—
Share-based compensation	194,584	214,278
Total operating costs and expenses	12,621,575	15,557,743
(LOSS) INCOME FROM OPERATIONS	(7,703,041)	36,093,754
OTHER INCOME
Other income	1,154,348	484,977
Other expense	(4,077)	(19,909)
Total other income, net	1,150,271	465,068
(LOSS) INCOME BEFORE INCOME TAXES	(6,552,770)	36,558,822
INCOME TAXES EXPENSES	607,641	6,880,207
NET (LOSS) INCOME	(7,160,411)	29,678,615
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(2,501,198)	(6,004,778)
COMPREHENSIVE (LOSS) INCOME	(9,661,609)	23,673,837

Net (loss) income per share attributable to Hexindai’s shareholders
Basic	(0.15)	0.62
Diluted	(0.15)	0.56

Weighted average shares used in calculation of net income per share
Basic	48,591,927	47,999,127
Diluted	48,591,927	53,011,074

HEXINDAI INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(UNAUDITED)

	For Three Months Ended June 30,
	2019	2018
	USD	USD
Net (loss) income attributable to Hexindai Inc.’s shareholders	(7,160,411)	29,678,615
Add: Share-based compensation expenses*	194,584	214,278
Adjusted net (loss) income attributable to Hexindai Inc.’s shareholders	(6,965,827)	29,892,893

Weighted average number of shares outstanding*-basic	48,591,927	47,999,127
Weighted average number of shares outstanding*-diluted	48,591,927	53,011,074

(Loss) earnings per ordinary shares*-basic	(0.15)	0.62
Adjustment related to share based compensation expenses*-basic	0.01	—
Adjusted (loss) earnings per ordinary share*-basic	(0.14)	0.62

(Loss) earnings per ordinary shares*-diluted	(0.15)	0.56
Adjustment related to share based compensation expenses*-diluted	0.01	—
Adjusted (loss) earnings per ordinary shares*-diluted	(0.14)	0.56

Net (loss) income attributable to Hexindai Inc.’s shareholders	(7,160,411)	29,678,615
Add: Interest expense (income)	560,964	(203,513)
Income tax expenses	607,641	6,880,207
Share-based compensation expenses*	194,584	214,278
Adjusted EBIT	(5,797,222)	36,569,587

* Share-based compensation expenses are not tax deductible under relevant tax laws and regulations in our tax jurisdiction.

The following table presents our summary operating data for three months ended June 30, 2019 and 2018.

	For Three Months Ended June 30,
	2019		2018		Growth Rates (3)
	(RMB)	(US$)	(RMB)	(US$)	Three months ended June 30, 2019 compared to June 30, 2018
	(in thousands, except percentages and numbers)
Loan volume facilitated
Credit loan principal	192,321	28,202	2,940,672	461,123	-93.5%
Number of transactions facilitated (1)
Credit loan transactions	18,546	18,546	28,992	28,992
Average individual transaction amount
Credit loan transactions	10	2	101	16
Gross billing amount (net of VAT)
Credit loan	32,160	4,716	344,695	54,051	-90.7%
Gross billing ratio (net of VAT)
Credit loan	16.7%	16.7%	11.7%	11.7%
Number of borrowers
Credit loan transactions	18,546	18,546	28,979	28,979	-36.0%
Number of investors
Credit loan transactions (2)	8,784	8,784	58,596	58,596
Credit and secured loan transactions	750	750	9,011	9,011
Total	9,534	9,534	67,607	67,607	-85.9%

(1) Number of loan transactions facilitated is defined as the total number of loans facilitated on our marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018.

(2) Refers to individual investors who exclusively invested in credit loan transactions during the relevant period.

(3) Growth rates are calculated by RMB and exclude the impact from exchange rates in different reporting periods to reflect a real growth rate.

The following table sets forth our revenue breakdown for the periods indicated:

	For Three Months Ended June 30,
	2019	2018
	US$	US$
Revenue (1)
Loan facilitation service	3,577,785	54,051,878
Post-origination service	270,398	2,364,879
Interest income	1,341,547	749,727
Total revenue	5,189,730	57,166,484
Tax and surcharges	(117,117)	(545,508)
Cash incentives	(154,079)	(4,969,479)
Net Revenue	4,918,534	51,651,497

(1) Represents amounts net of VAT